Exhibit 12.1

Providence Service Corporation

Ratio of Earnings to Fixed Charges

	For the Year Ended June 30,	For the Six Months Ended December 31,	For the Years Ended December 31,				For the Nine Months Ended September 30,
	2002	2002	2003	2004	2005	2006	2007
Earnings:
Income (loss) before income taxes and minority interest	$1,089,243	$(4,539,870)	$4,274,458	$11,320,427	$15,732,408	$16,042,310	$16,973,432
Fixed charges	1,555,373	1,888,566	3,037,910	2,517,835	4,091,938	5,149,797	5,150,491

Earnings (losses)	$2,644,616	$(2,651,304)	$7,312,368	$13,838,262	$19,824,346	$21,192,107	$22,123,923

Fixed charges:
Interest expense	$822,003	$858,121	$1,639,931	$432,729	$1,033,019	$855,288	$812,477
Interest element of rentals	733,370	800,040	985,944	2,085,106	3,058,919	4,294,509	4,338,014
Write-off of deferred financing costs	—	—	412,035	—	—	—	—
Amortization of deferred financing charges not included interest expense	—	230,405	—	—	—	—	—

Fixed charges	$1,555,373	$1,888,566	$3,037,910	$2,517,835	$4,091,938	$5,149,797	$5,150,491

Ratio of earnings to fixed charges (1)	1.70	N/A	2.41	5.50	4.84	4.12	4.30

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and minority interest, fixed charges, amortization of capitalized interest and distributed income of equity investees less interest capitalized, income from equity investee and distributions to minority holders. Fixed charges consist of interest expense, capitalized interest, amortization of deferred financing charges not included in interest expense and portion of rentals deemed to be interest. Earnings were not sufficient to cover fixed charges by approximately $4.5 million for the six months ended December 31, 2002. In May 2003, the Company changed its fiscal year end from June 30 to December 31.